Exhibit 99.1

Aurora Cannabis Announces New Director and Updates to The Board

Newly created directorship to be filled by Chitwant Kohli, Senior Financial Executive

NASDAQ | TSX: ACB

EDMONTON, AB, Jan. 4, 2022 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian company defining the future of cannabinoids worldwide, announced today the appointment of Chitwant Kohli to the Company's Board of Directors (the "Board"), effective today. This is a newly added position that expands the Board to nine members, seven of whom are independent.

Chitwant Kohli joins the Board of Directors for Aurora Cannabis (CNW Group/Aurora Cannabis Inc.)

Mr. Kohli joins the Board following a fulsome career as a senior financial executive with significant experience in finance, strategic planning, real estate, and operations. After 29 years of service at Royal Bank of Canada (RBC) where he enhanced the company's industry leading position, Mr. Kohli retired as Senior Vice President of Enterprise Operations and Payments. In his last role at RBC, Mr. Kohli led a global team of 1,800 members and was responsible for operating and expanding the Shared Services of Payments and Trade, Cash Processing, Human Resources and Finance related services. Mr. Kohli also held key executive roles including Senior Vice President of Retail Finance where he was responsible for providing finance leadership for Canadian, U.S. and Caribbean Banking, Wealth Management, Insurance, Technology and Operations, and Global Functions.

Ronald Funk, Chairman of Aurora Cannabis stated, "It is with great excitement that we begin the new year by welcoming Chitwant to our Board of Directors. He offers a tremendous wealth of knowledge and executive leadership experience in the banking sector which will help further accelerate Aurora's sustainable, long-term growth. With his expertise in finance and accounting, costing and profitability, real estate, operations and performance management, Chitwant will be instrumental to our progressive agenda, lending his deep experience that is needed as we progress on our business transformation plan."

Mr. Kohli possesses over eight years of board experience including Chair of The Board of Directors at Exchange Bank of Canada, and Board Member at Trillium Health Partners, Currency Exchange International and Moneris Inc. He is a Chartered Professional Accountant (CPA, CMA), holds a Master of Laws (GPLLM) and ICD.D from University of Toronto and a Master of Business Administration (MBA).

In addition, Theresa Firestone, appointed Independent Director in July 2021 will take on the role of Committee Chair for the Human Resources and Compensation Committee (HRCC), effective today.

About Aurora
Aurora is a global leader in the cannabis industry, serving both the medical and consumer markets. Headquartered in Edmonton, Alberta, Aurora is a pioneer in global cannabis dedicated to helping people improve their lives. The Company's brand portfolio includes Aurora, Aurora Drift, San Rafael '71, Daily Special, MedReleaf, CanniMed, Whistler, Reliva and KG7 CBD. Driven by science and innovation, and with a focus on high-quality cannabis products, Aurora's brands continue to break through as industry leaders in the medical, performance, wellness and adult recreational markets wherever they are launched. Learn more at www.auroramj.com and follow us on Twitter and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB" and is a constituent of the S&P/TSX Composite Index.

Forward-looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's progress related to its business transformation plan. These forward-looking statements are only predictions. Forward looking information or statements contained in this news release have been developed based on assumptions management considers to be reasonable.  Material factors or assumptions involved in developing forward-looking statements include, without limitation, publicly available information from governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. Forward-looking statements are subject to a variety of risks, uncertainties and other factors that management believes to be relevant and reasonable in the circumstances could cause actual events, results, level of activity, performance, prospects, opportunities or achievements to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer  sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion of revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crises, including the current outbreak of COVID-19, and other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual information form dated September 27, 2021 (the "AIF") and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 06:50e 04-JAN-22